Exhibit 99.1

YS Biopharma Announces Unaudited Financial Results for the First Half of Fiscal Year 2024

GAITHERSBURG, MD., January 22, 2024 /PRNewswire/ -- YS Biopharma Co., Ltd. (NASDAQ: YS) (“YS Biopharma”) along with its subsidiaries (“YS Group” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced its unaudited consolidated financial results for the first half of the fiscal year ended March 31, 2024 (the “first half of fiscal year 2024”).

Dr. David Shao, Director, President, and CEO of the Company, commented, “During the first half of fiscal year 2024, though we continued to experience the lingering impact of inventory issues from previous COVID-related disruptions at our YSJA rabies vaccine manufacturing facilities, we executed various operational enhancements to overcome past setbacks. By improving our raw material supply, refining our inventory management, and optimizing the production throughput, our vaccine production operation has returned to normal, and our inventory situation is improving. With higher production throughput and a healthier inventory level of finished products, we expect that the second quarter of our fiscal year 2024 will be the last to be impacted by the previously incurred production delays. Meanwhile, we expect YSJA rabies vaccine revenues in the third quarter, ended December 31, 2023, to increase approximately 50% sequentially from the second quarter, ended September 30, 2023. Our promising array of product candidates are advancing in the development, and we are optimistic about the potential of our PIKA rabies vaccine to provide us with an important new advantage.”

“At the same time, we are fortifying our corporate governance and streamlining our decision-making process to bolster our foundation for long-term and sustainable growth,” Dr. Shao continued. “We have taken steps to diversify our Board composition with the addition of global pharmaceutical industry leadership and US capital market expertise to our company, a move which has thus far been lauded by our shareholders. Under the stewardship of our board of directors, we will continue to innovate and capitalize on resurgent demand from the market.”

Ms. Brenda Wu, CFO of the Company, added, “For the first half of fiscal year 2024, our revenues were RMB273.1 million, mainly due to COVID-related disruptions affecting raw material supply chains, manufacturing operations, and production output at our YSJA rabies vaccine production facilities. Our gross profit for the period was RMB220.9 million, and we expanded our gross profit margin by 4.3 percentage points to 80.9%. Our cash and cash equivalents totaled RMB259.9 million at the end of the period. Looking ahead, we will continue to strategically enhance our business and capitalize on growth opportunities as we strive to deliver long-term value for our shareholders.”

Business Updates

YSJATM Rabies Vaccine

YS Biopharma’s marketed vaccine product, YSJATM rabies vaccine, was the first aluminum-free lyophilized rabies vaccine launched in China. Since the Company commenced production at its current GMP-compliant facilities in February 2020, and, since it commenced the product’s commercialization in late 2020, market intake of the Company’s YSJA rabies vaccine has been consistent and strong. As of September 30, 2023, YS Biopharma had sold more than 23.5 million doses of YSJATM rabies vaccines to approximately 1,718 Chinese Center(s) for Disease Control and Prevention (“CDC”) customers, which represents over 59.6% of CDC customers in China since October 2020.

Clinical Pipeline

YS Biopharma continues to advance its portfolio of innovative product candidates under various clinical development stages, including PIKA rabies vaccine, PIKA recombinant COVID-19 vaccine, PIKA YS-ON-001, and PIKA YS-HBV-002.

PIKA Rabies Vaccine

●	On October 31, 2023, the Company announced that it had completed the enrollment of subjects in its Phase III clinical trial of the PIKA rabies vaccine. The trial includes a total of 4,500 participants from Pakistan and the Philippines, and will assess the safety, immunogenicity, and lot-to-lot consistency of the PIKA rabies vaccine. Interim results are expected in the first half of 2024.

PIKA Recombinant COVID-19 Vaccine

●	In March 2023, the Company reported positive interim safety and immunogenicity data for the PIKA recombinant COVID-19 vaccine from Phase II of the Phase II/III clinical studies which were completed in the Philippines and the UAE. The safety and efficacy of the Company’s PIKA adjuvant technology was validated in the Phase II/III trial, which involved roughly 6,000 participants. The Company anticipates that the results from the Phase III clinical trials will be released during the first half of 2024.

●	The Company will continue to monitor the evolving global situation surrounding COVID-19, and will utilize appropriate commercialization strategies for the PIKA recombinant COVID-19 vaccine accordingly.

PIKA YS-ON-001

●	PIKA YS-ON-001 is designed as an immunological therapeutical agent against cancers. The Company has completed the Phase I clinical trial of PIKA YS-ON-001 in China.

PIKA YS-HBV-002

●	On September 15, 2023, the Company announced that the United States Patent and Trademark Office had issued it a patent covering its PIKA YS-HBV-002, an immunotherapeutic vaccine designed to treat patients suffering from chronic hepatitis B virus (HBV) infection.

●	The Company expects to complete an Investigational New Drug (IND) application and commence the clinical development of PIKA YS-HBV-002 as a novel immunotherapy for the treatment of chronic HBV infection in 2024.

First Half of Fiscal Year 2024 Financial Results

Total Revenues

Total revenues were RMB273.1 million (US$38.0 million) in the first half of fiscal year 2024, compared to RMB399.5 million in the same period of fiscal year 2023, representing a decrease of 31.6%. This was primarily due to COVID-related disruptions affecting the Company’s manufacturing operations and production, which reduced batch approvals and doses available for sale; offset by the increases in product price by approximately RMB3.0 per dose.

Gross Profit

Gross profit was RMB220.9 million (US$30.8 million), representing an 80.9% gross margin, compared to RMB305.8 million, or a 76.5% gross margin, in the same period of fiscal year 2023.

Selling and Marketing Expenses

Selling and marketing expenses in the first half of fiscal year 2024 were RMB157.7 million (US$22.0 million), compared to RMB150.2 million in the same period of fiscal year 2023. This increase was primarily attributable to an increase in promotional and marketing services fees as the Company continued to promote its YSJA rabies vaccine.

General and Administrative Expenses

General and administrative expenses in the first half of fiscal year 2024 were RMB67.6 million (US$9.4 million), compared to RMB49.6 million in the same period of fiscal 2023. This change was primarily attributable to increase in 1) professional service fees, due to the Company’s status as a publicly-listed entity, 2) management salaries, and 3) provision for trade receivables and inventories.

Research and Development Expenses

Research and development expenses were RMB178.9 million (US$24.9 million) in the first half of fiscal year 2024, compared to RMB123.9 million in the same period of fiscal 2023. The increase was primarily driven by an increase in testing and clinical trial fees associated with the Company’s COVID-19 vaccine, PIKA rabies vaccine, and hepatitis B vaccines.

Net Loss

Net loss for the first half of fiscal year 2024 was RMB174.5 million (US$24.3 million), compared with RMB11.1 million in the same period of 2023.

Balance Sheet

As of September 30, 2023, the Company had cash and cash equivalents of RMB259.9 million (US$36.2 million), compared with RMB370.4 million as of March 31, 2023.

About YS Group

YS Group is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Coronavirus, Hepatitis B, Influenza, Shingles, and other virus infections. YS Biopharma operates in China, the United States, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry. For more information, please visit investor.ysbiopharm.com.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1798 to US$1.00, the exchange rate set forth in the central parity rate release of the People’s Bank of China on September 30, 2023.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the expected growth of the Company, the development progress of all product candidates, the progress and results of all clinical trials, the Company’s ability to source and retain talent, and the cash position of the Company following the closing of the Business Combination. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of YS Biopharma’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although YS Biopharma believes that it has a reasonable basis for each forward-looking statement contained in this press release, YS Biopharma cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the final prospectus relating to the Business Combination , and other documents filed by YS Biopharma from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

YS Biopharma  cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to recognize the anticipated benefits of the Business Combination, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of the marketed vaccine product and the clinical trial development results of the product candidates of YS Biopharma, and other risks and uncertainties, including those included under the heading “Risk Factors” in the post-effective amendment No. 1 to Form F-1 filed with the SEC on August 8, 2023 which became effective on August 10, 2023, and other filings with the SEC. There may be additional risks that YS Biopharma does not presently know or that YS Biopharma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of YS Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while YS Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of YS Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, YS Biopharma does not undertake any duty to update these forward-looking statements.

Investor Relations Contact

Robin Yang
Partner, ICR, LLC
Tel: +1 (212) 537-4035
Email: YSBiopharma.IR@icrinc.com

YS BIOPHARMA CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	September 30,	September 30,
	2023	2023	2023
	(RMB)	(RMB)	(US$)
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash	370,108,059	259,905,532	$36,199,550
Restricted cash	261,766	-	-
Accounts receivable, net	463,051,792	429,368,934	59,802,353
Advance to suppliers, net	6,763,326	21,168,706	2,948,370
Inventories, net	185,380,952	212,820,371	29,641,546
Prepaid expenses and other current assets	10,412,769	11,341,675	1,579,664
Total current assets	1,035,978,664	934,605,218	130,171,483
Non-current assets
Property, plant and equipment, net	571,756,443	561,678,490	78,230,381
Operating lease right-of-use assets, net	11,132,428	9,607,109	1,338,075
Deferred tax assets, net	1,905,581	2,725,934	379,667
Intangible assets, net	78,056,792	74,638,356	10,395,604
Other assets, non-current	20,923,703	28,027,997	3,903,729
Total non-current assets	683,774,947	676,677,886	94,247,456
Total assets	1,719,753,611	1,611,283,104	$224,418,939

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loans and other borrowings - current	193,736,563	182,741,935	$25,452,232
Accounts payable	80,439,489	84,978,140	11,835,725
Accrued expenses and other liabilities	377,536,644	388,071,992	54,050,530
Operating lease liabilities - current	4,753,547	5,027,649	700,249
Deferred government grants - current	2,295,701	2,295,701	319,744
Total current liabilities	658,761,944	663,115,417	92,358,480

Non-current liabilities
Bank loans and other borrowings – non-current	293,790,596	361,965,073	50,414,367
Operating lease liabilities - non-current	6,348,890	4,462,505	621,536
Deferred government grants - non-current	23,606,507	22,458,657	3,128,034
Warrants liability	8,792,389	2,185,122	304,343
Total non-current liabilities	332,538,382	391,071,357	54,468,280
Total liabilities	991,300,326	1,054,186,774	146,826,760

Shareholders’ equity
Ordinary shares, par value US$0.00002 per share; 9,950,000,000 shares authorized; 93,058,197 shares issued and outstanding;	12,297	12,297	1,713
Additional paid-in capital	2,656,891,036	2,656,891,036	370,050,842
Accumulated deficit	(1,874,037,965)	(2,048,560,763)	(285,322,817)
Accumulated other comprehensive loss	(54,412,083)	(51,246,240)	(7,137,559)
Total shareholders’ equity	728,453,285	557,096,330	77,592,179
Total liabilities and shareholders’ equity	1,719,753,611	1,611,283,104	$224,418,939

*	Gives retroactive effect to reflect the reorganization in February 2021 and business combination in March 2023.

YS BIOPHARMA CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Six Months Ended September 30,
	2022	2023	2023
	(RMB)	(RMB)	(US$)
Revenues	399,534,723	273,092,454	$38,036,220
Cost of revenues	93,700,779	52,187,142	7,268,607
Gross profit	305,833,944	220,905,312	30,767,613

Operating expenses:
Selling and marketing	150,228,079	157,700,204	21,964,429
General and administrative	49,587,013	67,610,523	9,416,770
Research and development	123,861,107	178,853,200	24,910,610
Total operating expenses	323,676,199	404,163,927	56,291,809

Loss from operations	(17,842,255)	(183,258,615)	(25,524,196)

Other income (expenses):
Late fees for social security insurance	(299,417)	(446,176)	(62,143)
Government grants	22,456,691	14,627,559	2,037,321
Interest income	266,433	1,957,620	272,657
Interest expense	(15,215,867)	(14,926,098)	(2,078,902)
Fair value changes of warrant liability	-	6,851,308	954,248
Other income (expense), net	74,675	(148,749)	(20,718)
Total other expense, net	7,282,515	7,915,464	1,102,463

Loss before income taxes	(10,559,740)	(175,343,151)	(24,421,733)

Income tax (expense) benefit	(565,625)	820,353	114,258

Net loss	(11,125,365)	(174,522,798)	(24,307,475)
Accretion to redemption value of convertible redeemable preferred shares	(72,083,238)	-	-
Net loss attributable to YS Group	(83,208,603)	(174,522,798)	$(24,307,475)

Net loss	(11,125,365)	(174,522,798)	$(24,307,475)
Other comprehensive (loss) income: foreign currency translation adjustment	(168,653,952)	3,165,843	440,937
Total comprehensive loss	(179,779,317)	(171,356,955)	$(23,866,538)

Loss per share*:
– Basic and Diluted	(0.18)	(1.88)	$(0.26)
Weighted average number of ordinary shares outstanding*:
– Basic and Diluted	61,785,466	93,058,197	93,058,197

*	Gives retroactive effect to reflect the reorganization in February 2021 and business combination in March 2023.

YS BIOPHARMA CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

	Six Months Ended September 30,
	Ordinary shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total stockholders’
	Shares	Amount	capital	Deficit	loss	equity
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of March 31, 2023	93,058,197	12,297	2,656,891,036	(1,874,037,965)	(54,412,083)	728,453,285
Net loss				(174,522,798)		(174,522,798)
Foreign currency translation adjustment					3,165,843	3,165,843
Balance as of September 30, 2023 (in RMB) (unaudited)	93,058,197	12,297	2,656,891,036	(2,048,560,763)	(51,246,240)	557,096,330
Balance as of September 30, 2023 (In US$) (unaudited)	93,058,197	1,713	370,050,842	(285,322,817)	(7,137,559)	77,592,179

	Six Months Ended September 30,
	Ordinary shares*		Additional paid-in	Accumulated	Accumulated other comprehensive	Total stockholders’
	Shares	Amount	capital	Deficit	income/(loss)	deficit
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of March 31, 2022	61,827,884	7,978	808,502,018	(1,590,567,163)	83,087,979	(698,969,188)
Accretion to redemption value of convertible redeemable preferred shares	-	-	-	(72,083,238)	-	(72,083,238)
Net loss	-	-	-	(11,125,365)	-	(11,125,365)
Share-based compensation	(143,750)	-	(85,316)	-	-	(85,316)
Foreign currency translation adjustment	-	-	231,807	-	(168,653,952)	(168,422,145)
Balance as of September 30, 2022 (in RMB) (unaudited)	61,684,134	7,978	808,648,509	(1,673,775,766)	(85,565,973)	(950,685,252)
Balance as of September 30, 2022 (In US$) (unaudited)	61,684,134	1,124	113,897,365	(235,749,706)	(12,051,884)	(133,903,101)

*	Gives retroactive effect to reflect the reorganization in February 2021 and business combination in March 2023.

YS BIOPHARMA CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended September 30,
	2022	2023	2023
	(RMB)	(RMB)	(US$)
Cash flows from operating activities:
Net loss	(11,125,365)	(174,522,798)	$(24,307,475)
Adjustments to reconcile net loss to net cash used in operating activities:
Deferred income taxes	565,625	(820,353)	(114,258)
Depreciation of property, plant and equipment	13,818,386	16,514,915	2,300,192
Amortization of intangible assets	3,409,643	3,418,436	476,119
Loss on disposal of property, plant and equipment	64,179	-	-
Share-based compensation	(85,316)	-	-
Bad debt provision of accounts receivable	6,447,109	5,341,696	743,990
Write-down of inventories to net realizable value	-	10,678,694	1,487,325
Non-cash lease expense	2,409,286	2,452,349	341,562
Fair value changes of warrant liability	-	(6,851,308)	(954,248)
Changes in operating assets and liabilities:
Inventories	4,838,379	(38,118,113)	(5,309,077)
Accounts receivable	(166,251,393)	28,341,162	3,947,347
Prepaid expenses and other current assets	4,102,924	(22,438,580)	(3,125,237)
Accounts payable	6,583,078	4,538,651	632,142
Accrued expenses and other liabilities	37,289,942	29,330,997	4,085,211
Deferred government grants	(8,026,551)	(1,147,850)	(159,872)
Operating lease liabilities	(1,435,079)	(2,549,633)	(355,112)
Net cash used in operating activities	(107,395,153)	(145,831,735)	(20,311,391)

Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	-	155,191	21,615
Purchases of property, plant and equipment	(15,017,753)	(23,576,885)	(3,283,780)
Purchases of intangible assets	(4,006,598)	-	-
Net cash used in investing activities	(19,024,351)	(23,421,694)	(3,262,165)

Cash flows from financing activities:
Proceeds from bank loans and other borrowings	102,513,927	201,211,920	28,024,725
Repayment of bank loans and other borrowings	(50,606,602)	(156,356,071)	(21,777,218)
Net cash provided by financing activities	51,907,325	44,855,849	6,247,507

Effect of foreign exchange rate on cash	30,471,942	13,933,287	1,940,621
Net decrease in cash	(44,040,237)	(110,464,293)	(15,385,428)
Cash at the beginning of the period	271,067,503	370,369,825	51,584,978
Cash at the end of the period	227,027,266	259,905,532	$36,199,550

Reconciliation of cash and restricted cash
Cash	226,765,500	259,905,532	36,199,550
Restricted cash	261,766	-	-
Total cash and restricted cash shown in the statements of cash flows	227,027,266	259,905,532	36,199,550
Supplemental disclosures of cash flow information:
Interest paid	12,723,051	10,132,047	$1,411,188

Non-cash transactions:
Accretion to redemption value of convertible redeemable preferred shares	72,083,238	-	$-
Operating right-of-use assets recognized for related operating lease liabilities	-	811,094	$112,969